Exhibit 99.2

AMENDMENT NO. 1 TO THE

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

WHEREAS, Ameren Corporation (“Company”) previously adopted the Ameren Corporation Savings Investment Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 13.1 thereof; and

WHEREAS, effective July 1, 2007, the Company desires to amend the Plan to delegate certain amendment authority to the Administrative Committee;

NOW, THEREFORE, effective July 1, 2007, the Plan is amended as follows:

Section 13.1 of the Plan is deleted in its entirety and replaced to read as follows:

Section 13.1  Amendment.

The Company shall have the right, by a resolution adopted by action of the Board or anyone to whom corporate authority to amend the Plan has been delegated by the Board, at any time and from time to time to amend, in whole or in part, any or all of the provisions of the Plan.  No such amendment, however, shall authorize or permit any part of the assets of the Plan (other than such part as is required to pay taxes and administration expenses of the Plan) to be used for or diverted to purposes other than for the exclusive benefit of the Participants or their beneficiaries; no such amendment shall cause any reduction in the amount credited to any Participant’s account or cause or permit any portion of the assets of the Plan to revert to or become the property of the Employer.

Notwithstanding the preceding paragraph, the Administrative Committee of Ameren Services Company shall have the authority to amend the Plan for the following purposes:

(a)           To implement changes which are legally-required or mandated or administrative in nature where the cost of administering such benefits does not increase by more than $250,000 annually, or

(b)           To implement changes required as a result of collective bargaining between the Company (or one of its affiliates, the employees of which are eligible to participate in the Plan) and a union, to the extent the cost of such change does not exceed 2% of the annual employer contribution expense for the Plan related to such union employees, or collectively, 2% of the total of all union’s annual employer contribution expense for the Plan within a 12 month period or

(c)           To implement changes for non-union employees, provided to the extent the cost of such change does not exceed 2% of the annual employer contribution expense for the Plan for non-union employees or collectively, 2% of the total of all non-union’s annual employer contribution expense for the Plan within a 12 month period or the benefits or features are generally available to all non-union participants in the Plan who are not officers of the Company or an affiliate of the Company on the same basis that such benefits or features are available to participants in the Plan who are officers of the Company or an affiliate of the Company.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized individual this 9th day of July, 2007.

AMEREN CORPORATION

/s/ Donna K. Martin
By:	Donna K. Martin
Title: Senior Vice President and Chief Human Resources Officer